Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1	Name and Address of Reporting Issuer

B2Gold Corp. (“B2Gold” or the “Company”)

Suite 3400, Park Place
666 Burrard Street

Vancouver, British Columbia V6C 2X8

Item 2	Date of Material Change

January 22, 2025, January 23, 2025, and January 28, 2025.

Item 3	News Release

News releases dated January 22, 2025, January 23, 2025, and January 28, 2025 were disseminated through the facilities of GlobeNewswire and filed with the applicable securities regulatory authorities.

Item 4	Summary of Material Change

On January 22, 2025, the Company announced that it was conducting a private placement offering of US$350 million aggregate principal amount of convertible senior unsecured notes due 2030 (the “Notes” and the “Offering”). The Company also announced that it expected to grant the initial purchasers of the Notes an option to purchase up to an additional US$52.5 million aggregate principal amount of Notes, exercisable in whole or in part at any time until 15 days after the pricing of the Offering (the “Over-Allotment Option”).

On January 23, 2025, the Company announced that it had priced the Offering, which included an increase in the aggregate principal amount of the Notes to US$400 million, and the grant to the initial purchasers of the Over-Allotment Option to purchase up to an additional US$60 million principal amount of Notes, exercisable in whole or in part at any time until 15 days after the pricing of the Offering.

On January 28, 2025, the Company announced that it had closed the Offering on the terms as previously announced, including the full exercise by the initial purchasers of the Over-Allotment Option, for US$460 million aggregate principal amount of Notes under the Offering.

The Notes will accrue interest payable semi-annually in arrears at a rate of 2.75% per annum on February 1 and August 1 of each year, beginning on August 1, 2025, and will mature on February 1, 2030, unless earlier repurchased, redeemed, or converted. The initial conversion rate of the Notes is 315.2088 common shares of the Company (“Common Shares”) per US$1,000 principal amount of Notes, equivalent to an initial conversion price of approximately US$3.17 per Common Share, subject to adjustment in certain circumstances.

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Item 5	Full Description of Material Change

On January 22, 2025, the Company announced that it was conducting the Offering. The Company also announced that it expected to grant the initial purchasers of the Notes an Over-Allotment Option.

On January 23, 2025, the Company announced that it had priced the Offering, and that the Notes would accrue interest payable semi-annually in arrears at a rate of 2.75% per annum. In addition, based on the finalized forms of the initial purchasers’ purchase agreement with the Company, the Company announced an increase in the aggregate principal amount of the Notes to US$400 million, and the grant to the initial purchasers of the Over-Allotment Option to purchase up to an additional US$60 million principal amount of Notes, exercisable in whole or in part at any time until 15 days after the pricing of the Offering.

On January 28, 2025, the Company announced that it had closed the Offering, including the full exercise by the initial purchasers of the Over-Allotment Option, for US$460 million aggregate principal amount of Notes under the Offering.

The Notes are senior unsecured obligations of the Company. The Notes will accrue interest payable semi-annually in arrears at a rate of 2.75% per annum on February 1 and August 1 of each year, beginning on August 1, 2025, and will mature on February 1, 2030, unless earlier repurchased, redeemed, or converted.

Subject to earlier redemption or purchase, holders may convert their Notes at any time until the close of business on the business day immediately preceding February 1, 2030. Upon conversion, holders of Notes will receive Common Shares based on an initial conversion rate, subject to adjustment, of 315.2088 Common Shares per US$1,000 principal amount of Notes (which represents an initial conversion price of approximately US$3.17 per Common Share), representing a premium of approximately 35% to the last reported sale price of the Common Shares on the NYSE American as at close of markets on January 23, 2025. The conversion rate will be subject to adjustment in some events, and will not be adjusted for any accrued or unpaid interest. In addition, following certain corporate events that occur prior to the maturity date, or following our issuance of a notice of redemption, the Company will, in certain circumstances, increase the conversion rate for a holder who elects to convert its Notes in connection with such a corporate event, or during the related redemption period.

The Company may not redeem the Notes prior to February 7, 2028, except upon the occurrence of certain changes to the laws governing Canadian withholding taxes. The Company may redeem for cash all or any portion of the Notes, at its option, on or after February 7, 2028, if the last reported sale price of its Common Shares for at least 20 trading days during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which it provides notice of redemption has been at least 130% of the conversion price then in effect on each such trading day. The Company may also redeem for cash, in whole but not in part, the Notes, subject to certain conditions, upon the occurrence of certain changes to the laws governing Canadian withholding taxes. Redemptions of Notes in either case shall be at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No sinking fund is provided for the Notes.

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If the Company undergoes a fundamental change, holders may require the Company to repurchase for cash all or any portion of their Notes at a fundamental change repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

The Notes will be the Company’s senior unsecured obligations and will rank equally with all of our existing and future senior unsecured indebtedness. The Notes will be effectively subordinated to all of our existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness. The Notes will be structurally subordinated to all existing and future liabilities, including trade payables, of our subsidiaries.

The Company intends to use the net proceeds from the sale of the Notes to fund working capital requirements and for general corporate purposes. In order to reduce interest expense, the Company will initially apply the net proceeds to pay down the outstanding balance under the Company’s fourth amended and restated credit agreement, as amended from time to time, (the “Revolving Credit Facility”) entered into with a syndicate of banks led by Canadian Imperial Bank of Commerce, as administrative agent and co-lead arranger, The Bank of Nova Scotia and ING Bank N.V, as co-lead arrangers, Bank of Montreal, National Bank of Canada, HSBC Bank USA, National Association, and Citibank, N.A., Canadian Branch. The Company will then subsequently use future draws on the Revolving Credit Facility to fund such working capital requirements and for general corporate purposes.

The Notes were offered on a private placement basis and were not offered by way of a prospectus in Canada, the U.S., or any other jurisdiction. The Notes and the distribution of Common Shares issuable upon conversion of the Notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and the rules promulgated thereunder and applicable state securities laws. The Notes were offered: (i) in the United States, to persons who are reasonably believed to be qualified institutional buyers in reliance on Rule 144A under the Securities Act; and (ii) in Canada, to persons who are “accredited investors” and “permitted clients” within the meaning of Canadian securities laws.

This report does not constitute an offer to sell or a solicitation of an offer to buy the Notes or any other securities and shall not constitute an offer, solicitation or sale in the United States or in any other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration and qualification under the securities laws of such state or jurisdiction.

In connection with the Offering, B2Gold entered into a cash settled total return swap with respect to approximately US$50 million of Common Shares with one of the initial purchasers of the Notes. The total return swap is intended to give B2Gold economic exposure to its Common Shares during the term of the total return swap, which is expected to be approximately one month. In connection with establishing its initial hedge of the total return swap, B2Gold has been advised that the total return swap counterparty or its affiliate has purchased Common Shares at the close of trading on January 23, 2025. Such purchases may have, or have had, the effect of increasing (or reducing the size of any decrease in) the market price of the Common Shares. Any unwind of such hedge positions, including at settlement of the total return swap, may have the effect of decreasing (or reducing the size of any increase in) the market price of the Common Shares or the Notes.

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Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

The name and business number of the executive officer of B2Gold who is knowledgeable of the material change and this report is:

Randall Chatwin, Senior Vice President, Legal & Corporate Communications 604 681 8371

Item 9	Date of Report

This material change report is dated January 29, 2025.

Disclaimer concerning forward-looking statements

This report contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this report include, without limitation, statements relating to the Offering, the anticipated use of proceeds and certain statements related to the total return swap. These Forward-looking Statements are based on certain assumptions that B2Gold has made in respect thereof as at the date of this report. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated” “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

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Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of B2Gold to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, without limitation, risks relating to the need to satisfy the conditions set forth in the purchase agreement for the Notes; the need to satisfy regulatory and legal requirements with respect to the Offering; as well as those factors discussed under “Risk Factors” in B2Gold’s Annual Information Form for the fiscal year ended December 31, 2023, a copy of which can be found on the Company’s profile on the SEDAR+ website at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. Although B2Gold has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

B2Gold’s forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. B2Gold’s forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.